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                              June 2, 2023

       Yuantong Wang
       Chief Executive Officer
       Huaizhong Health Group, Inc.
       Tianan Technology Park
       13/F Headquarters Center Building 16
       555 Panyu North Ave, Panyu District
       Guangzhou City, China

                                                        Re: Huaizhong Health
Group, Inc.
                                                            Form 10-K for the
Fiscal Year ended October 31, 2022
                                                            Filed March 27,
2023
                                                            File No. 000-55369

       Dear Yuantong Wang:

               We have reviewed your May 24, 2023, response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 12, 2023, letter.

       Form 10-K for the Fiscal Year ended October 31, 2022

       General

   1. We note that you did not report the delinquency in filing either your Form 10-K, which was due on January 30,
2023 but not filed until March 27, 2023, or your subsequent Form
                                                        10-Q, which was due on
March 17, 2023 but not filed on May 26, 2023.

                                                        You are required to
file a Form 12b-25 within one business day of the due date for periodic reports that
are not filed by the due date, pursuant to Rule 12b-25 of Regulation
                                                        12B, which should
include an explanation of your inability to file the report in a timely manner, and the reasons
therefore in reasonable detail.
 Yuantong Wang
FirstName
Huaizhong LastNameYuantong
            Health Group, Inc. Wang
Comapany
June 2, 2023NameHuaizhong Health Group, Inc.
June 2,
Page 2 2023 Page 2
FirstName LastName

         Given that your Form 10-Q for the second quarter will be due on June 14, 2023 and will cover the period of the acquisition of Sannong Youxuan (BVI) Limited on March 27,
         2023, if you are also delinquent in filing this report, you should provide substantive details in Form 12b-25 of the circumstances and reasons for the delay.

         Please confirm that you will comply with this filing obligation, to include clarifying the extent to which the circumstances underlying your delinquency in filing the Form 8-
         K also impact your compliance with the deadline for filing the Form
10-Q.
2. Please confirm your understanding that you will need to include financial statements of
         Sannong Youxuan (BVI) Limited as your predecessor, covering the comparative periods prior to your acquisition, in the periodic reports that include the period in which the transaction occurred and those that cover subsequent periods.

         For example, unless you are contemplating a change in fiscal year, we expect that your interim report for the quarter ended April 30, 2023 will include financial statements of
         Sannong Youxuan (BVI) Limited for the quarter and six months ended April 30, 2022, and for the periods from October 31, 2022 to the date of acquisition of March 27, 2023, and for the period from January 31, 2023 to March 27, 2023; these will be incremental to your financial statements covering the quarter and reflecting the acquisition.

         Tell us the fiscal year-end that has been utilized by Sannong Youxuan
(BVI) Limited and
         if this is not also October 31, clarify whether you expect to adopt its fiscal year-end, recast its financial statements to maintain your October 31 fiscal year-end, or file financial statements of the entity covering a transition period.

         Please also confirm your understanding that you will need to obtain an audit of the interim financial statements of Sannong Youxuan (BVI) Limited (as your predecessor), covering the period subsequent to its most recently completed fiscal year up to the date of your acquisition, no later than when filing your annual report for the fiscal year ended October
         31, 2023. This audit requirement is incremental to the audits of the annual periods that are required in the Form 8-K; the audited interim financial statements along with an audit opinion will be required in your next annual report.

         However, if you are contemplating a change in your fiscal year, provide us with details of these plans as alternative guidance may be necessary.
Form 8-K filed March 27, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

3. We note your response to prior comment 2 in which you propose to maintain and not resolve your delinquency concerning the information required by Rule 13a-11 of
         Regulation 13A, which requires that you file a Form 8-K (with all of the information prescribed and within the period specified by the form) until August 23, 2023.
 Yuantong Wang
Huaizhong Health Group, Inc.
June 2, 2023
Page 3

         Given that you were a shell company just prior to completing your acquisition of Sannong
         Youxuan (BVI) Limited on March 27, 2023, you were required to file a Form 8-K, having all of the information that would ordinarily be required in a registration statement on Form
         10, by March 31, 2023 (i.e. within four business days of completing the transaction), to comply with General Instruction B.1, Item 2.01(f), and Item 9.01(c) of Form 8-K.

         In your response, you state that you are "in the process of preparing the Form 10" and that "auditing of the Sannong Youxuan will take several months," although you do not explain your present delinquency of two months, nor offer rationale for your request to extend the delinquency to nearly five months beyond the deadline.

         We are not in a position to extend the deadline and therefore believe that you should amend the Form 8-K to provide all of the required information without further delay.
4. If you do not intend or are unable to comply with the filing obligation referenced above tell us the reasons in your response. For example, clarify whether you presently have the financial statements and access to the underlying accounting records for the entity acquired, and confirm the periods to which that information pertains. If you do not have these financial statements, explain the reasons and describe the extent of any efforts that you have undertaken to obtain or compile any missing accounting records.

         Also identify the auditor that you have engaged to audit the financial statements of the entity, specify the date on which the audit commenced or will commence and the periods that will be audited pursuant to your engagement letter. Explain to us the reasons that you believe it would take several months to complete the audit.

         Please confirm your understanding that the requirements referenced above, concerning the content required in the Form 8-K, is for information that would be consistent with that prescribed for a Form 10 registration statement in the Form 8-K, and is not otherwise imposing a requirement to incrementally file a Form 10 registration statement.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Staff Accountant at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameYuantong Wang                                Sincerely,
Comapany NameHuaizhong Health Group, Inc.
                                                               Division of
Corporation Finance
June 2, 2023 Page 3                                            Office of Energy
& Transportation
FirstName LastName